Exhibit 99.7

Mexico City, Mexico. March 29, 2019 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America announces that on March 28, 2019, the Mexican antitrust authority, Comisión Federal de Competencia Económica or COFECE, served Volaris the ruling dated March 19, 2019 issued by the Board of Commissioners in its meeting held on March 14, 2019, that resolved that no liability is to be imposed against Controladora Vuela Compañía de Aviación, S.A.B. de C.V., in the investigation number IO-002-2015.

Volaris acknowledges the resolution issued by COFECE and reaffirms that is a company committed to full compliance with all applicable laws and with the development of a fair domestic market competition that allows more Mexicans to have access to safe, comfortable and very low-cost alternatives for air travel.

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 197 and its fleet from four to 77 aircraft. Volaris offers more than 362 daily flight segments. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for nine consecutive years. For more information, please visit: www.volaris.com.

Investor Relations contact: María Elena Rodríguez & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.net / +52 55 5246 0100